Exhibit 99.1
Envoy Capital Group Inc.
Annual Report 2008

Dear Shareholders
Fiscal 2008 was a difficult year for many companies. The problems associated with the U.S. housing market and the related asset backed commercial paper market spread to the global financial markets, leading to the failure of numerous financial institutions, massive government intervention and fears of a much broader economic recession than had been first predicted. The resulting deleveraging of the financial system, combined with the uncertainty regarding the depth of the recessionary environment, severely impacted global stock markets.
Unfortunately, Envoy did not escape the impact from these events. For the year ended September 30, 2008 Envoy incurred an after tax loss of ($10.2) million or ($1.11) per share. There were several factors that influenced these results.
•	The Consumer and Retail Branding Division, Watt International Inc. earned a pre tax profit of $1.6 million in fiscal 2008 compared with a pre tax profit of $1.8 million last year. Revenue increased by $3.1 million up from $12.4 million last year to $15.5 in the current year. International revenue, in particular from Dubai and other Gulf State Countries, was up by $1.9 million and revenue for Canadian customers increased by $1.2 million.

•	The Merchant Banking Division incurred a pre tax loss of ($5.8) million during Fiscal 2008, compared to a pre tax profit of $3.3 million last year. Most of this loss occurred in the fourth quarter and is directly attributable to a significant deterioration of the global equity markets since June 2008. For the 12 month period ending September 30, 2008, the Merchant Banking operation experienced a negative (12.2%) return on its invested assets compared to a positive return of 15.7% last year. Although we are disappointed in these results, the negative return was substantially lower when compared to other widely used benchmarks such as The Dow Jones Industrial Average negative (23.1% ), the S&P 500 negative (24.9%) and the TSX negative (17.5%) over the same 12 month period.

•	As at September 30, 2008 Envoy recorded a valuation allowance of $5.9 million against its future tax assets. The Company did not record the potential benefit of a $2.2 million future tax recovery relating to the loss in Fiscal 2008 and provided for an additional $3.7 million valuation allowance against tax assets from prior years, which had been recorded as a future tax asset. This tax expense is a non cash expense and the losses are available to shelter taxable income in future years.

•	During the year, Envoy repurchased and cancelled 1,064,930 common shares, for total cash consideration of $2,932,720, under itsNormal Course Issuer Bid programs. As at September 30, 2008, there were 8,585,636 common shares issued and outstanding.

Looking forward, global capital markets remain very volatile in the wake of concern over major financial institutions, deteriorating commodity markets and recessionary environments in major world economies. On the positive side, Envoy continues to hold short term discount securities and money market investments and is positioned to redeploy this capital when appropriate investment opportunities arise.
Thank you for your continued support.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Capital Group Inc. (“Company”,“Envoy”, “we” or “us”) for the year ended September 30, 2008 compared to the year ended September 30, 2007. The analysis is based on our audited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.
The discussion, analysis and financial review are presented in the following sections:
1.	Executive Summary

2.	Selected Annual Information

3.	Results of Operations

4.	Summary of Quarterly Results

5.	Commitments and Contractual Obligations

6.	Reconciliation to U.S. Generally Accepted Accounting Principles

7.	Liquidity and Capital Resources

8.	Related Party Transactions

9.	Critical Accounting Policies

10.	Impact of Recently Issued Financial Standards

11.	Risks and Uncertainties

12.	Evaluation of Disclosure Controls and Procedures

13.	Updated Share Information

14.	Forward Looking Statements
1. EXECUTIVE SUMMARY
Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.
Corporate Overview
At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.
On February 5, 2007 the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period. Purchases were approved to commence on February 7, 2007 and conclude on the earlier of the date on which purchases under the bid had been completed and February 7, 2008. During the reporting year

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
ending September 30, 2007 Envoy repurchased and cancelled 813,466 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during this period was $3.47 per share. In fiscal 2008, the Company completed the purchases under this normal course issuer bid, repurchasing and cancelling 188,309 shares for cash consideration of $572,942, or an average price of $3.04 per share.
On February 6, 2008 the Company initiated a new normal course issuer bid whereby the Company was authorized to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the ensuing twelve month period. As of September 30, 2008, the Company had repurchased and cancelled 876,621 common shares for cash consideration of $2,359,778, an average of $2.69 per share.
Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27.0 million cash and recorded a net gain of $5.7 million on the sale.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007, the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
Based on the 2008 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2008, and may be a PFIC for subsequent fiscal years.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or “mark-to-market” elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.
Consumer and Retail Branding Overview
The operations of the Branding segment are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”). Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. Watt recently transformed its business model to become a more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Merchant Banking Overview
In Fiscal 2006, Envoy’s board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.
The Merchant Banking segment investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies. The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.
Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses. Occupancy costs represent the costs of leasing and maintaining company premises.
The Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 22 to the Financial Statements.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
2. SELECTED ANNUAL INFORMATION

	Fiscal 2008		Fiscal 2007	Fiscal 2006

Net revenue		$11.3 million	$17.6 million	$9.7 million

Net (loss) earnings:
From continuing operations		(10.2) million	2.6 million	(5.4) million
From discontinued operations		—	0.4 million	7.5 million
Total		(10.2) million	3.0 million	2.1 million

Net (loss) earnings per share
Total
Basic		$(1.11)	$0.23	$0.10
Diluted		$(1.11)	$0.23	$0.10

From continuing operations
Basic		$(1.11)	$0.20	$(0.27)
Diluted		$(1.11)	$0.20	$(0.27)

From discontinued operations
Basic	$	nil	$0.03	$0.37
Diluted	$	nil	$0.03	$0.37

As at:	Sep 30, 2008		Sep 30, 2007		Sep 30, 2006

Total assets		$36.5 million		$50.8 million		$81.3 million

Total long-term financial liabilities	$	nil		$0.1 million		$0.2 million

Cash dividends declared	$	nil	$	nil	$	nil

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
3. RESULTS OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2008, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2007
On a consolidated basis, the net loss for the year ended September 30, 2008 was ($10.2) million compared to earnings of $3.0 million for the year ended September 30, 2007. On a fully diluted per share basis the net loss for fiscal year 2008 was ($1.11) per share compared to earnings of $0.23 in fiscal 2007.
The comparative results for fiscal 2007 include a final adjustment to the gain on disposal of the UK and European operations. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) in fiscal 2006. Income from discontinued operations (net of taxes) amounted to approximately $0.4 million.
Consumer and Retail Branding Segment
Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The geographical breakdown of net revenue is as follows:

	Net revenue for the year ended September 30
	(in millions)
	2008	% of total	2007	% of total
By customer location:
USA and South America	$6.4	41%	$6.4	52%
Canada	5.3	34%	4.1	33%
Middle East and Asia	3.8	25%	1.9	15%

	$15.5	100%	$12.4	100%

Net revenue for the year ended September 30, 2008 was $15.5 million, compared to $12.4 million for the year ended September 30, 2007, an increase of $3.1 million. The main reason for the increase was significant international business wins.
Net revenue from the U.S. and South American based customers remained steady in fiscal 2008 with $6.4 million generated both this year and last, whereas net revenue from Canadian customers increased by approximately $1.2 million in fiscal 2008 as compared to the same period last year. Canadian revenue growth was a result of increased business with existing clients. Net revenue from the Middle East and Asia region increased $1.9 million in fiscal 2008 as compared to fiscal 2007, primarily as a result of the net revenue from new projects in Dubai. Approximately one-half of the increase in net revenue for the Middle East region was a result of increased subcontractor work managed by the branding division, resulting in a similar increase in labour costs, as described below.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
Operating expenses, excluding depreciation, for the twelve months ended September 30, 2008 were $13.6 million compared with $10.2 million for the twelve months ended September 30, 2007, an increase of $3.4 million. Expressed as a percentage of revenue operating expenses were 87.4% this year compared to 82.6% last year.
Salaries and benefits expenses for the current fiscal year were $11.0 million compared to $8.0 million last year, an increase of $3.0 million or 37.5%. The main reason for the increase in labour costs was the need to subcontract significant portions of the work in the Middle East region. Approximately $1.2 million of net revenue in fiscal 2008 was subcontracted work, compared to almost none in fiscal 2007. Certain new business required that the Company act as lead consultant on the project and subcontract work that was outside its expertise. The result was an increase to both net revenue and labour. As margins are smaller on the subcontracted portion, labour costs as a percentage of revenue increased. Salaries and benefits expense as a percent of net revenue was 70.7% for the fiscal year 2008 compared to 64.8% for the same period last year. Salaries and benefits continue to be closely monitored to align costs with current and expected revenues.
General and administrative expenses were $1.7 million for the twelve months ended September 30, 2008, compared to $1.4 million for twelve months ended September 30, 2007, an increase of $0.3 million. General and administrative expenses as a percent of net revenue were 11.2% for the current year compared to 11.5% last year. The Company continues to focus on ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the twelve months ended September 30, 2008 and for the same period last year were $0.8 million. Occupancy costs as a percent of net revenue were 5.4% this year compared to 6.2% last year.
Depreciation expense for the year ended September 30, 2008 and year ended September 30, 2007 was $0.4 million.
Interest (income) expense was minimal for the twelve months ended September 30, 2008 and the comparative period last year.
Pre-tax earnings from the Branding segment were $1.6 million in fiscal 2008 compared to $1.8 million in fiscal 2007.
Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities were reported as a new operating segment in fiscal 2007.
The Merchant Banking segment experienced net investment losses of approximately ($4.3) million for the twelve months ended September 30, 2008, compared to net investment gains

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
of $5.1 million for the twelve months ended September 30, 2007. A significant downturn in the markets beginning in June, 2008 resulted in considerable negative returns on the investment portfolio. Of the ($4.3) million loss in fiscal 2008, approximately ($3.8) million was sustained in the fourth quarter alone. Investment gains going forward will continue to be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
For the twelve months ended September 30, 2008 the Company recognized losses attributable to the sale of marketable securities or adjustments to market value of ($4.9) million. For the same period last year, the Company recognized gains of $4.1 million. Interest and dividend income for the Merchant Banking segment for the fiscal year 2008 was approximately $0.7 million, compared to $1.1 million last year. Interest earned for the period was largely attributable to cash held in short term interest bearing corporate notes or discount securities.
For the twelve months ended September 30, 2008, the Company experienced a negative return of (12.2%) compared to last year when the Company generated a positive return of approximately 15.7% on its invested capital. Investment returns were significantly impacted by the deterioration of worldwide stock markets. Late in the third quarter of fiscal 2008, domestic, U.S. and international markets began a slide which continued through the end of the fiscal year and beyond. Management made a decision early in the downturn to preserve capital by divesting from much of its liquid holdings and was able to mitigate a good portion of the potential downside. In comparison to other widely-used benchmarks the Company outperformed, as the Dow Jones Industrial Average lost (23.1%) over the Company’s fiscal year period, while the S&P 500 and TSX lost (24.9%) and (17.5%), respectively.
Operating expenses for the Merchant Banking business are comprised largely of salaries and benefits. Total operating expenses for the twelve months ended September 30, 2008 were approximately $1.5 million, compared to $1.9 million for the same period last year, as a result of lower management compensation.
Fiscal 2008 pre tax loss from the Merchant Banking segment totaled approximately ($5.8) million, compared to earnings of $3.3 million last year.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company’s corporate office. Due to the unpredictable nature of certain maintenance and operating costs, there is no assurance that recovered amounts will continue to be in excess of actual expenditures. For the twelve months ended September 30, 2008 these expenses, excluding

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
depreciation, totaled approximately $2.0 million, compared to approximately $2.4 million in the prior year.
In fiscal 2007, the Corporate segment of the Company’s operations earned approximately $0.4 million in interest revenue from cash set aside to fund the Company’s substantial issuer bid, which closed in January 2007. Approximately $30 million was segregated for this purpose and held in secure cash investments bearing a nominal interest rate. As the substantial issuer bid was completed, it is not expected that additional interest income will be earned within the corporate segment.
Income Taxes
Given the current operating loss, along with the uncertainty surrounding investment markets going forward, the Company has increased its valuation allowance on its future tax assets. As a result of the valuation allowance, the current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods. Income tax expense for the year was $3.7 million. All of the expense is a result of a revaluation of the Company’s future tax asset.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the fiscal year 2008 was $nil and for the fiscal year 2007 was approximately $0.4 million. Income from discontinued operations in fiscal 2007 represents the settlement of potential liabilities more favourably than expected.
Discontinued operations as detailed in note 21 to the Financial Statements as follows:

Fiscal year:	2008	2007	2006

Net revenue	$—	$—	$21,432,172

Operating expenses	—	—	17,460,973
Interest income	—	—	(60,327)
Depreciation	—	—	1,294,822
Income tax expense	—	—	582,122

Earnings from discontinued operations (excluding gain on sale)	—	—	2,154,582

Minority interest	—	—	347,599

Gain on sale of discontinued operations	—	375,514	5,721,229

Earnings from discontinued operations	$—	$375,514	$7,528,212

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
Net earnings (loss)
Net loss for the twelve months ended September 30, 2008 was ($10.2) million, compared to earnings of $3.0 million for the twelve months ended September 30, 2007. On a per share basis the net loss in the current year was ($1.11) per share compared to earnings of $0.23 last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 9,122,688 this year compared to 13,155,910 last year.
THREE MONTHS ENDED SEPTEMBER 30, 2008, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2007
On a consolidated basis, the net loss for the fourth quarter of fiscal 2008 was ($8.3) million, compared to net earnings of $0.4 million for the fourth quarter of fiscal 2007.
The comparative results for the fourth quarter of fiscal 2007 include a final adjustment to the gain on disposition of the UK and European operations. The amount is included as discontinued operations as a result of the sale of ECG Holdings (UK) in fiscal 2006. Income from discontinued operations was nil in fiscal 2008. From continuing operations, fully diluted net loss per share for this year’s fourth quarter was ($0.95), compared to $nil last year. Earnings from discontinued operations in the fourth quarter of fiscal 2008 were $nil compared to $0.04 per fully diluted share in the fourth quarter of fiscal 2007.
Consumer and Retail Branding Segment
Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended September 30
	(in millions)
	2008	% of total	2007	% of total
By customer location:
USA and South America	$1.5	44%	$2.2	65%
Canada	1.3	37%	0.9	26%
Middle East and Asia	0.7	19%	0.3	9%

	$3.5	100%	$3.4	100%

Net revenue for the three months ended September 30, 2008 was $3.5 million, compared to $3.4 million for the three months ended September 30, 2007, an increase of $0.1 million. The principal reason for the increase in net revenue from last year to this year was new business wins in the Middle East region. New developments continue to be built and the Company has positioned itself well in the region.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
Net revenue from U.S. and South American customers decreased by approximately $0.7 million for the fourth quarter of fiscal 2008 as compared to the same period last year, while net revenue from the Canadian based customers increased by $0.4 million. Net revenue from the Middle East and Asia region increased $0.4 million.
Operating expenses, excluding depreciation, for the fourth quarter of 2008 were $3.4 million, compared to $3.0 million in the fourth quarter of fiscal 2007, mainly due to increased labour costs. Expressed as a percentage of revenue, operating expenses were 99.2% this year compared to 88.2% last year.
Salaries and benefits expenses for the fourth quarter of 2008 were $2.9 million compared to $2.6 million for the fourth quarter last year, an increase of $0.3 million or 11.5%. Salaries and benefits levels increased as a result of the increase in revenue, as well as an increase in subcontracted labour, as discussed in the full year results analysis. Salaries and benefits expense as a percent of net revenue was 83.1% for this year’s fourth quarter compared to 74.9% for the same period last year.
General and administrative expenses were $0.4 million in the current quarter compared to $0.3 million in the same period last year. General and administrative expenses as a percent of net revenue were 11.1% for this year’s fourth quarter compared to 8.4% in the same period last year.
Occupancy costs for both the current quarter and last year’s comparable period were $0.2 million. Occupancy costs as a percent of net revenue were 5.9% in the fourth quarter of fiscal 2008 compared to 4.7% in the same period last year.
Depreciation expense for the three months ended September 30, 2008 and three months ended September 30, 2007 was $0.1 million.
There was a small amount of interest income for the three months ended September 30, 2008 and a small amount of interest expense for the same period last year.
Pre-tax losses from the Branding segment were ($0.1) million in fiscal 2008 compared to pre-tax earnings of $0.3 million in the fourth quarter of fiscal 2007.
Merchant Banking Segment
For the fourth quarter ended September 30, 2008 the merchant banking segment experienced net investment losses of ($3.8) million, compared to investment gains of $1.0 million in the same period last year. The majority of the losses in the current quarter were due to downward adjustment to market value of its investments as at September 30, 2008 compared to their value at the end of the prior quarter. The business also realized losses on sale of some investments as part of the decision to rebalance its portfolio during the market downturn.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the quarter were approximately $0.2 million, compared to $0.5 million for the same period last year.
During the fourth quarter of fiscal 2008 pre tax losses from the Merchant Banking business totaled approximately ($4.0) million, compared to pre-tax earnings of $0.5 million in the same period last year.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. During the current quarter these expenses totaled approximately $0.5 million, compared to $0.9 million for the same period last year.
Income Taxes
The income tax expense for the period was $3.7 million. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the value of the future tax asset based on the Company’s results for the fourth quarter along with the overall volatility in the market and economic uncertainty at year end. The current value of the future tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
The income from discontinued operations, net of income taxes and minority interests, for the fourth quarter of fiscal 2008 was nil compared to $0.4 million for the fourth quarter of fiscal 2007.
Net (loss) earnings
Net loss for the three months ended September 30, 2008 was ($8.3) million, compared to earnings of $0.4 million for the three months ended September 30, 2007. On a per share basis the net loss in the current quarter was ($0.95) per share compared to earnings of $0.04 last year. The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,688,245 for the current quarter compared to 9,747,620 in the same period last year.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
4. SUMMARY OF QUARTERLY RESULTS

	Q4 2008	Q3 2008	Q2 2008	Q1 2008

Net revenue	$(0.3) million	$3.5 million	$3.3 million	$4.7 million

Net earnings (loss):
From continuing operations	$(8.25) million	$(1.28) million	$(0.98) million	$0.36 million
Including discontinued operations	$(8.25) million	$(1.28) million	$(0.98) million	$0.36 million

Net earnings per share
From continuing operations
Basic	$(0.95)	$(0.14)	$(0.10)	$0.04
Diluted	$(0.95)	$(0.14)	$(0.10)	$0.04
Including discontinued operations
Basic	$(0.95)	$(0.14)	$(0.10)	$0.04
Diluted	$(0.95)	$(0.14)	$(0.10)	$0.04

	Q4 2007	Q3 2007	Q2 2007	Q1 2007

Net revenue	$4.5 million	$4.3 million	$3.8 million	$5.0 million

Net earnings (loss):
From continuing operations	$(0.01) million	$0.20 million	$0.86 million	$1.59 million
Including discontinued operations	$0.36 million	$0.20 million	$0.86 million	$1.59 million

Net earnings (loss) per share
From continuing operations
Basic	$0.00	$0.02	$0.07	$0.08
Diluted	$0.00	$0.02	$0.07	$0.08
Including discontinued operations
Basic	$0.04	$0.02	$0.07	$0.08
Diluted	$0.04	$0.02	$0.07	$0.08

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
5. COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2008:

	Total	Due in year 1	Due in year 2	Due in year 3
Operating leases	$1,088,837	$769,670	$317,647	$1,520
Long term debt	69,599	69,599	—	—

Total contractual cash obligations	$1,158,436	$839,269	$317,647	$1,520

6. RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Summary of material adjustments to net earnings (loss) for the years ended September 30, 2008, 2007 and 2006 required to conform to US GAAP. Detailed information can be found in note 22 to the Financial Statements.

	2008	2007	2006

Net (loss) earnings - Canadian GAAP	$(10,158,145)	$3,016,719	$2,136,186
Cash held in escrow	2,803,549	(103,549)	(2,700,000)
Capitalized incorporation costs	66,339	(66,339)	—
Income recognized on reclassification of investments	—	77,416	—
Gains on privately-held securities	—	(1,147,500)	—
Fair value adjustment on restricted securities	1,619,615	—	—

Net earnings (loss) based on U.S. GAAP	$(5,668,642)	$1,776,747	$(563,814)

Net (loss) earnings from continuing operations	$(8,472,191)	$1,401,233	$(5,392,026)
Net earnings from discontinued operations (Note 21)	$2,803,549	$375,514	$4,828,212

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2008	2007

Total assets based on Canadian GAAP	$36,482,044	$50,792,314
Cash held in escrow	—	(2,803,549)
Capitalized incorporation costs	—	(66,339)
Investments held for trading	—	(1,147,500)
Fair value adjustment on restricted securities	472,115	—

Total assets based on U.S. GAAP	$36,954,159	$46,774,926

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2008	2007

Shareholders’ equity based on Canadian GAAP	$32,159,321	$45,157,001
Cash held in escrow	—	(2,803,549)
Capitalized incorporation costs	—	(66,339)
Gains on privately-held securities	—	(1,147,500)
Fair value adjustment on restricted securities	472,115	—

Shareholders’ equity based on U.S. GAAP	$32,631,436	$41,139,613

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2008	2007	2006

Net (loss) earnings for the year in accordance with U.S. GAAP	$(5,668,642)	$1,776,747	$(563,814)

Unrealized gain (loss) on available for sale securities arising during the year	—	—	242,378

Less: reclassification adjustment for gains realized in net income	—	(242,378)	5,859

Change in cumulative translation adjustment account	76,519	(25,514)	2,101,995

	$(5,592,123)	$1,508,855	$1,786,418

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
7. LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2008, Envoy had working capital of $24.5 million, compared to September 30, 2007, when it had a working capital of $33.3 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $17.7 million at September 30, 2008 and $27.6 million at September 30, 2007. The principal reasons for the decrease were the deterioration in market value of the investments and the use of a portion of the portfolio to fund the normal course issuer bid.
Approximately $2.0 million in cash was generated from operations during the twelve months ended September 30, 2008, compared to $1.6 million for the twelve months ended September 30, 2007. The main source of funds was the sale of investments held for trading. The cash provided from continuing operations was used to finance an increase in accounts receivable due to the growth of the branding business. The accounts receivable balance at year end was particularly high due to several large invoices not collected until October 2008.
The Company used approximately $2.9 million of working capital to repurchase 1,064,930 shares of the Company pursuant to the normal course issuer bid. A similar amount of funds was used to repurchase shares in fiscal 2007 under the previous normal course issuer bid.
The Company used funds not otherwise invested in the market to pay down its operating line of credit in fiscal 2008 in order to minimize interest charges. The revolving credit facility is available up to a maximum of $2.0 million, and was almost fully utilized at September 30, 2007. At September 30, 2008, there were no borrowings under the credit facility.
During fiscal 2008, the Company reinvested the proceeds from loans receivable into capital assets to support the branding business. In the prior year, the Company used proceeds from the sale of investments to fund its substantial issuer bid resulting in the repurchase of more than 40% of the outstanding shares.
Despite the current economic conditions, the Company has access to significant liquid capital resources and is not exposed to any investments with distressed credit.
8. TRANSACTIONS WITH RELATED PARTIES
During the year one of the Company directors charged the Company $215,000 (2007 - $244,786; 2006 - $230,785) for legal services.
In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During the year, the Company invested $200,000 in Sereno and at September 30, 2008 Envoy owned an approximate 30% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties. During the first quarter of fiscal 2007, the agreement was terminated and the Company purchased the related party’s interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000, resulting in a gain of approximately $5,000.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 22 to the Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
Income Taxes
Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue Recognition — Branding segment
The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.
The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete. Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.
Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.
Revenue Recognition — Merchant banking segment
Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Financial Instruments
Effective October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments — recognition and measurement (“CICA Section 3855”) and Section 3861 Financial Instruments — disclosure and presentation. CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.
HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.
HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.
AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.
Loans and receivables are accounted for at amortized cost using the effective interest method.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i) Publicly-traded investments:
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
(ii) Privately-held investments:
Securities in privately-held companies designated as HFT are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.
Discontinued operations
The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.
Recently Adopted Accounting Policies
Effective October 1, 2007, the Company adopted prospectively the following Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) new accounting standards for interim and annual financial statements for fiscal years beginning on or after October 1, 2007:
(i) CICA Handbook Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
the entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences of noncompliance;
(ii) CICA Handbook Section 3862, Financial Instruments — Disclosure, which requires disclosure of information related to the significance of financial instruments to a company’s financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed;
(iii) CICA Handbook Section 3863, Financial Instruments — Presentation, which establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. The initial adoption of this standard did not have a material effect on the financial position or earnings of the Company.
10. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Goodwill and Intangible Assets
The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. These new standards are effective for years beginning on or after October 1, 2008. The Company is currently assessing the impact of these standards on its consolidated financial statements.
International Financial Reporting Standards (“IFRS”)
On February 13, 2008 the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS). The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company continues to monitor, and assess, the impact of the convergence of Canadian GAAP and IFRS.
Fair Value Measurements (“SFAS 157”)
FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This Standard applies under other accounting pronouncements where fair value is the relevant measurement attribute and as a result does not require any new fair value measurements. The Standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this Standard but believes that the impact will not be significant.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related financial assets and financial liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this Standard but believes that the impact will not be significant.
FIN 141(R), Business Combinations and FAS 160, Noncontrolling Interests in Consolidated Financial Statements
These Statements are effective for fiscal years beginning after December 15, 2008. FIN 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way — as equity in the consolidated financial statements. The impact of adopting these Standards is not expected to be material.
FAS 161, Disclosures about Derivative Instruments and Hedging Activities.
This standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early adoption encouraged. The impact of adopting this Standard is not expected to be material.
11. RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
General economic conditions
The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. These fluctuations may affect the ability of the branding segment to generate consistent returns. However, a significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating in over 30 countries around the world.
The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period. Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth. Investments are usually very liquid and investment horizons consistently monitored.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the year ended September 30, 2008, the Company’s top three clients accounted for 56% of its consolidated net revenue (2007 - 28%). The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. Unfavourable economic conditions may negatively impact the Company’s ability to generate new investment opportunities. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified and not singularly exposed to any one issuer or class of issuers.
Foreign currency risk
Envoy is subject to currency risk through its activities in the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Interest and Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2008, Envoy had one customer, who represented 32% of accounts receivable and one customer who represented 19% of accounts receivable as at September 30, 2007.
Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.
The Company believes it is not significantly exposed to interest risk as investments in loans and debt obligations comprise a small percentage of the Company’s total investments. Interest exposure is limited on fixed income securities as they are held for trading and bought and sold on a short term basis. As at September 30, 2008, the Company had no liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk.
Future investments
The Company regularly identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.
12. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2008 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.
Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2008.
This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent auditors pursuant to temporary rules of the SEC that permit our Company to provide only management’s report in this annual report.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Management Discussion and Analysis
Fiscal year ended September 30, 2008
December 12, 2008
13. UPDATED SHARE INFORMATION
Increase in authorized share capital
At a meeting of shareholders of Envoy held on March 30, 2007 the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 40,000,000 common shares to an unlimited number of common shares.
Deficit reduction
On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit of fiscal 2007 in the same amount.
Other items
At September 30, 2008, there were 8,585,636 common shares of Envoy issued, compared to 9,637,233 issued at September 30, 2007.
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.
14. FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

60 Columbia Way Suite 400 Markham Ontario Canada L3R 0C9 Telephone: (905) 946-1066 Fax: (905) 946-9524 www.bdo.ca
Auditors’ Report
To the Shareholders of Envoy Capital Group Inc.
We have audited the consolidated balance sheets of Envoy Capital Group Inc. as at September 30, 2008 and 2007 and the consolidated statements of operations, comprehensive income, retained earnings and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
December 16, 2008
BDO Dunwoody llp is a Limited Liability Partnership registered in Ontario

60 Columbia Way Suite 400 Markham Ontario Canada L3R 0C9 Telephone: (905) 946-1066 Fax: (905) 946-9524 www.bdo.ca
Comments by Auditors for U.S. Readers
On Canada-U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(p) of the financial statements. Our report to the Shareholders dated December 16, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors’ Report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
December 16, 2008
BDO Dunwoody llp is a Limited Liability Partnership registered in Ontario

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Balance Sheets
(Expressed In Canadian dollars)

		September 30	September 30
As at:		2008	2007

Assets

Current
Cash		$1,279,269	$759,475
Cash held in escrow	note 21	—	2,803,549
Investments held for trading	note 3	17,750,970	27,601,815
Accounts receivable	note 4	8,387,477	5,305,952
Future income taxes	note 14	650,791	1,133,258
Prepaid expenses		388,736	710,159
Loans receivable	note 5	365,625	493,746

		28,822,868	38,807,954

Investments	note 3	224,250	224,250
Real estate	note 6	1,539,592	1,474,105
Loans receivable	note 5	—	864,056
Property, plant and equipment	note 7	1,150,465	1,444,603
Goodwill		4,407,434	4,407,434
Future income taxes	note 14	337,435	3,569,912

		$36,482,044	$50,792,314

Liabilities and Shareholders’ Equity

Current
Bank indebtedness	note 9	$—	$1,975,000
Accounts payable and accrued liabilities		3,521,264	2,993,462
Deferred revenue		731,860	509,374
Current portion of long-term debt	note 10	69,599	87,878

		4,322,723	5,565,714

Long-term debt	note 10	—	69,599

		4,322,723	5,635,313

Shareholders’ equity
Share capital	note 11	9,370,741	10,516,344
Contributed surplus	note 12	22,445,601	24,216,052
Warrants	note 11	6,542,456	6,542,456
Stock based compensation	note 11	864,533	864,533
(Deficit) retained earnings		(7,064,010)	3,094,135
Accumulated other comprehensive income (loss)	note 2	—	(76,519)

		32,159,321	45,157,001

		$36,482,044	$50,792,314

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Operations
(Expressed In Canadian dollars)

		September 30	September 30	September 30
For the year ended:		2008	2007	2006

Net revenue from consumer branding business	note 4	$15,514,533	$12,402,688	$9,671,504
Net investment (losses) gains	note 3	(4,930,185)	4,061,467
Interest and dividend income	note 3	675,519	1,086,970	—

		11,259,867	17,551,125	9,671,504

Operating expenses:
Salaries and benefits	note 11	12,815,891	11,319,127	10,674,384
General and administrative		3,581,721	2,635,005	3,029,595
Occupancy costs		560,757	540,762	1,029,385

		16,958,369	14,494,894	14,733,364

Depreciation		737,132	748,335	799,961

Investment earnings		—	(386,404)	(1,016,632)

Interest expense and financing costs		33,347	96,868	24,333

		17,728,848	14,953,693	14,541,026

(Loss) earnings before restructuring expense, income taxes and discontinued operations		(6,468,981)	2,597,432	(4,869,522)

Restructuring expense	note 15	—	—	642,897

(Loss) earnings before income taxes		(6,468,981)	2,597,432	(5,512,419)

Income tax expense (recovery)	note 14	3,689,164	(43,773)	(120,393)

(Loss) earnings before discontinued operations		(10,158,145)	2,641,205	(5,392,026)

Gain on disposal of discontinued operations, net of income taxes	note 21	—	375,514	5,721,229
Earnings from discontinued operations, net of income taxes	note 21	—	—	1,806,983

Net (loss) earnings		$(10,158,145)	$3,016,719	$2,136,186

(Loss) earnings per share
Basic		$(1.11)	$0.23	$0.10
Diluted		$(1.11)	$0.23	$0.10

(Loss) earnings per share — continuing operations
Basic		$(1.11)	$0.20	$(0.27)
Diluted		$(1.11)	$0.20	$(0.27)

Earnings per share — discontinued operations
Basic		$—	$0.03	$0.37
Diluted		$—	$0.03	$0.37

Weighted average number of common shares outstanding — basic		9,122,688	13,147,793	20,450,230
Weighted average number of common shares outstanding — fully diluted		9,122,688	13,155,910	20,459,736

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Comprehensive Income (Loss)
(Expressed In Canadian dollars)

	September 30	September 30	September 30
For the year ended:	2008	2007	2006

Net (loss) earnings	$(10,158,145)	$3,016,719	$2,136,186

Other comprehensive income (loss):
Gain (loss) on foreign currency translation	76,519	(25,514)	—

Comprehensive (loss) income	$(10,081,626)	$2,991,205	$2,136,186

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Retained Earnings (Deficit)
(Expressed In Canadian dollars)

		September 30	September 30	September 30
For the year ended:		2008	2007	2006

Retained earnings (deficit), beginning of period		$3,094,135	$(40,266,401)	$(42,402,587)

Transitional adjustment on adoption of financial instruments		—	77,416	—

Net (loss) earnings		(10,158,145)	3,016,719	2,136,186

Deficit reduction applied against share capital	Note 11	—	40,266,401	—

(Deficit) retained earnings, end of period		$(7,064,010)	$3,094,135	$(40,266,401)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Cash Flows
(Expressed In Canadian dollars)

	September 30	September 30	September 30
For the year ended:	2008	2007	2006

Cash flows from operating activities:

Net (loss) earnings	$(10,158,145)	$3,016,719	$2,136,186

Items not involving cash:
Gain on disposal of discontinued operations	—	(375,514)	(5,721,229)
Income from discontinued operations	—	—	(1,806,983)
Depreciation	737,132	748,335	799,961
Stock based compensation	—	16,987	57,754
(Gain) loss on foreign exchange	(76,519)	—	—
Future income taxes	3,714,944	—	906,303
Change in fair value of held for trading investments	4,917,237	(4,061,467)	65,490

Net change in non-cash working capital balances:
Accounts receivable	(3,081,525)	(646,317)	4,482,082
Prepaid expenses	321,423	1,024,480	(1,266,832)
Investments held for trading	4,920,660	4,345,597	—
Accounts payable and accrued liabilities	527,802	(1,892,034)	2,498,989
Deferred revenue	222,486	(580,160)	475,483
Other	—	9,175	25,784

Net cash provided by (used in) operating activities	2,045,495	1,605,801	2,652,988

Cash flows from financing activities:
Operating line of credit	(1,975,000)	1,975,000	—
Long-term debt repayments	(87,878)	(94,558)	(108,983)
Issuance of common shares	16,666	66,584	25,000
Share buy back under substantial issuer bid	—	(30,218,722)	—
Share buy back under normal course issuer bid	(2,932,720)	(2,823,058)	(2,829,831)

Net cash provided by (used in) financing activities	(4,978,932)	(31,094,754)	(2,913,814)

Cash flows from investing activities:
Loans receivable	992,177	492,923	224,760
Cash outlay on sale of subsidiary	—	—	(794,453)
Purchase of capital assets	(442,994)	(135,396)	(23,320)
Proceeds on sale of subsidiary	2,803,549	(103,549)	24,300,000
Investment in real estate	(65,487)	(472,751)	(1,001,354)
Investments	—	29,281,590	(24,324,830)

Net cash provided by (used in) investing activities	3,287,245	29,062,817	(1,619,197)

Change in cash balance due to foreign exchange	165,986	51,902	480,322

Net change in cash from continuing operations	519,794	(374,234)	(1,399,701)

Cash flows from discontinued operations
Net cash provided by operating activities	—	—	4,835,618
Net cash provided by (used in) financing activities	—	—	(4,614,317)
Net cash provided by (used in) investing activities	—	375,514	(1,376,485)
Change in cash balance due to foreign exchange	—	—	(552,754)

Net change in cash from discontinued operations	—	375,514	(1,707,938)

Net change in cash	519,794	1,280	(3,107,639)

Cash, beginning of period	759,475	758,195	2,324,074
Add: cash, beginning of period for the discontinued operations	—	—	1,885,846
Less: cash, end of period for the discontinued operations	—	—	(344,086)

Cash, end of period	$1,279,269	$759,475	$758,195

Supplemental cash flow information:
Interest paid	$44,165	$96,868	$24,333
Income taxes (received) paid	(25,780)	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statement of Shareholders Equity
(Expressed In Canadian dollars)

						Accumulated
						other
						comprehensive	Total
		Contributed		Stock based	Retained	income	shareholders’
	Share capital	surplus	Warrants	compensation	earnings	(restated)	equity

Balance, October 1, 2007	$10,516,344	$24,216,052	$6,542,456	$864,533	$3,094,135	$(76,519)	$45,157,001

Share repurchases pursuant to normal course issuer bid (note 11)	(1,162,269)	(1,770,451)					(2,932,720)

Share issuances pursuant to stock options exercised (note 11)	16,666						16,666

Net loss for the year					(10,158,145)		(10,158,145)

Realized gain on foreign exchange translation						76,519	76,519

Balance, September 30, 2008	$9,370,741	$22,445,601	$6,542,456	$864,533	$(7,064,010)	$—	$32,159,321

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
1.	Nature of Business

The Company, continued under the Business Corporations Act (Ontario), operated in the United States and Canada during the year, providing merchant banking and consumer and retail branding services.

Pursuant to a vote of shareholders, effective March 30, 2007, the Company changed its legal name to Envoy Capital Group Inc.

Basis of Presentation
(a)	The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 22.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2008.
2.	Significant Accounting Policies
(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Capital Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Subsidiaries as at September 30, 2008, 2007 and 2006 are as follows:

	2008	2007	2006	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Watt International Inc.	100	100	100	Ontario
1632159 Ontario Ltd.	100	100	100	Ontario
ECG Properties Inc.	100	100	—	Ontario

During September 2006, the Company divested of its interest in its wholly owned subsidiary ECG Holdings (UK) Limited, as described in Note 21.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
2.	Significant Accounting Policies (continued)
(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant areas requiring the use of management estimates include discount factors relating to fair value measurements, valuation allowance for future tax assets, determination of percentage of completion for revenue recognition and variables used in stock based compensation calculations. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Computer equipment and software	Declining balance	30% - 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	initial term of lease + 1 option period

(d)	Revenue Recognition

Consumer and Retail Branding:

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.

The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete. Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
2.	Significant Accounting Policies (continued)

Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled revenue representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process representing costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred.

Merchant Banking:

Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit to which goodwill has been attributed is compared to its carrying amount including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed in a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
2.	Significant Accounting Policies (continued)
(f)	Foreign currency translation

The financial statements of the Company’s previously owned foreign subsidiaries, all of which were self-sustaining operations, were translated using the current rate method, whereby the assets and liabilities of such foreign operations were translated at the exchange rate in effect at the balance sheet date. Revenue and expenses were translated at the average exchange rate for the year. Translation gains or losses were deferred and included as a separate component of shareholders’ equity as Accumulated Other Comprehensive Income (Loss) until the subsidiary was disposed.

In respect of the Company and its subsidiaries’ foreign currency transactions, at the transaction date each asset, liability, revenue and expense is translated into the functional currency of the Company at the exchange rate in effect at the date of the transaction. At the year-end date, monetary assets and liabilities are translated into the functional currency of the Company at the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year.

(g)	Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(h)	Stock-based compensation

The Company calculates the fair value of the stock-based compensation on all awards granted and recognizes the expense from the date of grant and is amortized over the vesting period. The company determines the fair value of stock options granted using the Black-Scholes option pricing model.

(i)	Earnings per share

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
2.	Significant Accounting Policies (continued)
incremental common shares issuable upon the exercise of stock options and warrants under the treasury stock method and potential shares issuable upon conversion of convertible debt using the if converted method.

(j)	Business combinations

All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.

(k)	Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. The change in policy was applied retrospectively in fiscal 2007 with no restatement of comparative figures. The effect of the adjustment was a net increase to retained earnings of $77,416.

The classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding at September 30, 2008:

Cash	Held-for-trading
Cash held in trust	Held-for-trading
Cash held in escrow	Held-for-trading
Investments held	for trading Held-for-trading
Accounts receivable	Loans and receivables
Loans receivable	Loans and receivables
Foreign currency	contracts Held-for-trading
Bank indebtedness	Other financial liability
Accounts payable	Other financial liability
Long-term debt	Other financial liability

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
2.	Significant Accounting Policies (continued)
Held-for-Trading (“HFT”)

HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned and changes in fair value are included in net earnings for the period.

Held-to-Maturity (“HTM”)

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost. The Company currently has no HTM investments.

Available-for-Sale (“AFS”)

AFS financial assets are those non-derivative financial assets that are either designated as AFS, or that are not classified as loans and receivables, HTM or HFT investments. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (“OCI”) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest rate method.

Other liabilities

Other liabilities are recorded at amortized cost, and include all liabilities, other than derivatives.

Transaction costs

Transaction costs related to HFT assets are expensed in the period incurred. Transaction costs related to AFS financial assets, other liabilities and loans and receivables are capitalized to the carrying value of the asset or liability and are then amortized over the expected life of the instrument using the effective interest rate method.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
2.	Significant Accounting Policies (continued)
Determination of fair value

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Investments in which the Company has a significant influence are accounted for using the equity method.

(l)	Comprehensive income

Effective October 1, 2006, the Company adopted section 1530 of the CICA Handbook, Comprehensive Income. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
•	changes in the currency translation adjustment relating to self-sustaining foreign operations

•	unrealized gains or losses on available-for-sale investments.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
2.	Significant Accounting Policies (continued)
(m)	Hedges

In conjunction with the above new sections, the Company also adopted section 3865 of the CICA Handbook, Hedges. The section describes when and how hedge accounting can be used. The Company currently does not have any hedge transactions.

(n)	Impairment of long-lived assets

Assets are tested for impairment when a triggering event occurs which indicates that the asset may be impaired. An impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

(o)	Discontinued operations

The results of operations of a business that has either been disposed of, or is held for sale is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for prior periods.

(p)	Recently adopted accounting policies

Effective October 1, 2007, the Company adopted prospectively the following Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) new accounting standards for interim and annual financial statements for fiscal years beginning on or after October 1, 2007:

(i) CICA Handbook Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences of noncompliance;

(ii) CICA Handbook Section 3862, Financial Instruments — Disclosure, which requires disclosure of information related to the significance of financial instruments to a company’s financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed;

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
2.	Significant Accounting Policies (continued)
(iii) CICA Handbook Section 3863, Financial Instruments — Presentation, which establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset.

The initial adoption of these standards did not have a material effect on the financial position or earnings of the Company. The additional disclosures relating to the adoption of these new sections are described in notes 17 and 18.

(q)	Recent accounting pronouncements

The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. These new standards are effective for years beginning on or after October 1, 2008. The Company is currently assessing the impact of these standards on its consolidated financial statements.

On February 13, 2008 the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS). The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company continues to monitor, and assess, the impact of the convergence of Canadian GAAP and IFRS.
3.	Investments

	2008	2007

Investments held for trading

Cash and equivalents	$5,997,502	$673,141

Publicly-traded investments
Fixed income	99,434	10,278,656
Equities	7,051,786	14,817,518
Discount securities	4,602,248	—

	11,753,468	25,096,174

Privately-held investments
Equities	—	1,832,500

Total investments held for trading	$17,750,970	$27,601,815

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
3.	Investments (continued)

	2008	2007

Investments

Investment in capital pool company	$200,000	$200,000
Available for sale investments in private equity	24,250	24,250

Total investments	$224,250	$224,250

As at September 30, 2008 the portfolio of investments held for trading was invested in marketable securities, including fixed income securities, bonds and common shares, as well as common shares in privately held companies. The specific investments within the portfolio will vary depending on market conditions. The investment portfolio, including interest and dividend income, had a loss of ($4,254,666) during fiscal 2008 (2007 — earnings of $5,534,841 and 2006 — earnings of $1,016,632), after deducting fees and expenses.

At September 30, 2008, cash and equivalents included cash of $3,297,502 and interest-bearing money market funds totalling $2,700,000. Fixed income securities consist of mid-term large cap U.S. corporate bonds with 5.45% to 5.7% coupons. Discount securities are comprised mainly of short-term Canadian bankers’ acceptance notes with face values ranging from $100,000 to $4,000,000, bearing interest at rates from 3.0% to 3.9% and maturing within 30 days.

In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During the year, the Company invested $200,000 in Sereno and as at September 30, 2008 Envoy owned an approximate 30% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method. The Sereno shares trade under the symbol SZZ.P and based on market prices at September 30, 2008, had a fair value of $285,000. Sereno is currently in the process of evaluating opportunities and has not yet completed a qualifying transaction.

4.	Accounts receivable

	2008	2007

Trade receivables	$6,199,726	$3,563,446
Unbilled revenue	1,332,334	887,370
Work in process	855,407	855,136

	$8,387,477	$5,305,952

Included in net revenue are disbursement costs of $2,440,015 in 2008 and $1,154,249 and $893,904 in 2007 and 2006 respectively.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
5.	Loans receivable

Effective June 30, 2005, the Company completed the sale of its John Street, Inc. subsidiary and related assets to the management of John Street. The Company financed a portion of the sale through loans receivable, secured by a general security agreement and collateralized by the underlying shares. Loans at September 30 are as follows:

	2008	2007

Loan receivable, 8.0% per annum, due June 30, 2009, repayable in monthly instalments of $20,833, plus interest	$—	$687,489

Loan receivable, 8.0% per annum, due June 30, 2009, repayable in monthly instalments of $28,125, plus interest	253,125	$464,063

Loan receivable, 8.0% per annum, due June 30, 2009, repayable in monthly instalments of $12,500, plus interest	$112,500	$206,250

	365,625	1,357,802

Less current portion	365,625	493,746

	$—	$864,056

6.	Real estate

The Company currently owns two investment properties on Queen St. in Toronto, which it plans to develop for resale. The properties have been valued at cost, representing the cost of acquisition plus related development costs.

7.	Property, plant and equipment

		Accumulated	Net book
2008	Cost	depreciation	value

Computer equipment and software	$4,171,636	$3,687,146	$484,490
Furniture and equipment	501,234	470,957	30,277
Leasehold improvements	3,647,838	3,014,078	633,760
Equipment under capital leases	963,519	961,581	1,938

	$9,284,227	$8,133,762	$1,150,465

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
7.	Property, plant and equipment (continued)

		Accumulated	Net book
2007	Cost	depreciation	value

Computer equipment and software	$3,777,183	$3,367,630	$409,553
Furniture and equipment	473,349	455,073	18,276
Leasehold improvements	3,642,377	2,636,192	1,006,185
Equipment under capital leases	963,519	952,930	10,589

	$8,856,428	$7,411,825	$1,444,603

8.	Related party transactions

During the year, the Company paid $215,000 (2007 - $244,786; 2006 - $230,785) for legal services to a director of the Company. Subsequent to year end, this director became an employee of the Company.

During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties. During the first quarter of fiscal 2007 the agreement was terminated and the Company purchased the related party’s interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.

In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000, resulting in a gain of approximately $5,000.

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties, as these are not considered to be in the ordinary course of business.

9.	Bank indebtedness

The Company has access to a revolving demand credit facility of $2 million in order to manage day-to-day operating requirements. Amounts borrowed under the facility bear interest at the bank prime rate. Drawings under the credit facility are secured by the Company’s investment portfolio. Borrowings under the facility were $nil at September 30, 2008 (2007 - $1,975,000). The credit facility has no set maturity date.

At September 30, 2008, the Company had approximately $87,000 on deposit as a guarantee pursuant to a client contract. Subsequent to year end the guarantee was cancelled by the client.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
10.	Long-term debt

	2008	2007

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$69,599	$157,477

Less current portion	69,599	87,878

	$—	$69,599

11.		Share capital

	(a)	Authorized:

Unlimited common shares without par value (2007 - unlimited; 2006 - 40,000,000)

At a special meeting of shareholders held on March 30, 2007 the shareholders approved an amendment to the articles of the Company to increase its authorized share capital from 40,000,000 common shares to an unlimited number of common shares.

Issued:

	2008		2007		2006
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year	9,637,233	$10,516,344	19,421,415	$97,186,342	21,007,517	$105,204,765

Common shares issued (cancelled) pursuant to:

Repurchase of shares pursuant to substantial issuer bid (c)	—	—	(9,002,383)	(45,048,658)	—	—

Stock options exercised	13,333	16,666	31,667	66,584	20,000	25,000

Deficit reduction pursuant to special resolution (b)	—	—	—	(40,266,401)	—	—

Repurchase of shares pursuant to normal course issuer bid (c)	(1,064,930)	(1,162,269)	(813,466)	(1,421,523)	(1,606,102)	(8,043,423)

Balance, end of year	8,585,636	$9,370,741	9,637,233	$10,516,344	19,421,415	$97,186,342

(b)	Deficit reduction

On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit of 2007 in the same amount.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
11.	Share capital (continued)
(c)	Repurchase of shares

During fiscal 2008, the Company repurchased and cancelled 1,064,930 common shares for cash consideration of $2,932,720. The Company repurchased 188,309 shares for cash consideration of $572,942 pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ended on February 6, 2008. In addition, the Company repurchased 876,621 shares for cash consideration of $2,359,778 pursuant to the terms of a normal course issuer bid which began on February 7, 2008 and ends on February 6, 2009. The Company is authorized to repurchase and cancel up to 10% of the public float of the shares.

Pursuant to the terms of a substantial issuer bid via a modified “Dutch Auction” which began on September 15, 2006 and ended on January 24, 2007, the Company repurchased, for cancellation, 9,002,383 shares at a price of US$2.70 (CDN$3.19) per share. Total cash consideration, including associated costs, was $30,218,722, or $3.36 per share.

During fiscal 2007, the Company repurchased and cancelled 813,466 common shares for cash consideration of $2,823,058, pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ended on February 6, 2008.

During fiscal 2006, the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2,829,831, pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006.

(d)	Stock option plan

The Company has reserved 800,000 common shares under its stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date.

The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. All outstanding options expire in May 24, 2009.

There were no options granted during fiscal 2008, 2007 and 2006.

On May 25, 2004, the Company granted certain employees and directors a total of 375,000 options at an exercise price of $4.00 per share. These options vest over periods ranging from one to three years, and expire on May 24, 2009.

The estimated fair value of the options granted during fiscal 2004, using the Black-Scholes option pricing model, was $864,533 of which $16,987 was expensed in the

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
11.		Share capital (continued)

financial statements in fiscal 2007, $57,754 was expensed in fiscal 2006 and the remaining option value of $789,792 was expensed in prior years. The amounts have been included as part of stock based compensation in Shareholders’ Equity.

	(e)	Stock option details

Details of the outstanding options are as follows:

		Weighted
		average
	Number	exercise price
	of options	per share

Options outstanding, September 30, 2006	293,550	3.81
Options granted	—	—
Options exercised	(31,667)	2.10
Options expired	(3,550)	15.25

Options outstanding, September 30, 2007	258,333	3.86
Options granted	—	—
Options exercised	(13,333)	1.25
Options cancelled	(20,000)	4.00

Options outstanding, September 30, 2008	225,000	$4.00

Number of options exercisable

Options exercisable, September 30, 2008	225,000	$4.00

Options exercisable, September 30, 2007	258,333	$3.86

Options exercisable, September 30, 2006	211,883	$3.72

The range of exercise prices for options outstanding and exercisable options at September 30, 2008 are as follows:

		Weighted
Exercise	Number	Average	Number
Price	Outstanding	Contractual Life	Exercisable
$4.00	225,000	0.65	225,000

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
11. Share capital (continued)
(f) Warrants
There are currently 27,631,585 issued and outstanding warrants. A warrantholder is required to exercise five (5) whole warrants in order to purchase one common share for a price of CDN $9.00 per common share. The warrants expire on February 20, 2009.
12. Contributed Surplus
During fiscal 2008, pursuant to the normal course issuer bid described in Note 9(c), the Company repurchased and cancelled 1,064,930 common shares at an average price of $2.75 per common share for total cash consideration of $2,932,720 including related expenses. As the average price paid was more than the average per share value of the outstanding common shares, $1,770,451 was recorded as a reduction of contributed surplus.
On January 25, 2007, pursuant to the substantial issuer bid described in Note 9(c), the Company repurchased and cancelled 9,002,383 common shares at an average price of $3.36 per common share for total cash consideration of $30,218,722 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $14,829,936 was recorded in contributed surplus as a gain on redemption of shares.
During fiscal 2007, pursuant to the normal course issuer bid described in Note 9(c), the Company repurchased and cancelled 813,466 common shares at an average price of $3.47 per common share for total cash consideration of $2,823,058 including related expenses. As the average price paid was more than the average per share value of the outstanding common shares, $1,401,535 was recorded as a reduction of contributed surplus.
During fiscal 2006, pursuant to the normal course issuer bid described in Note 9(c), the Company repurchased and cancelled 1,606,102 common shares at an average price of $1.76 per common share for total cash consideration of $2,829,831 including related expenses. As the average price paid was less than the average per share value of the outstanding common shares, $5,213,592 was recorded in contributed surplus as a gain on redemption of shares.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
13. Earnings per Share
The following table sets forth the computation of basic and diluted earnings per share:

	2008	2007	2006

Numerator for EPS calculations:
Net (loss) earnings	$(10,158,145)	$3,016,719	$2,136,186

Denominator:
Denominator for basic net earnings per share - weighted average shares outstanding	9,122,688	13,147,793	20,450,230

Effect of dilutive potential common shares issuable:
- under stock options	—	8,117	9,506

Denominator for diluted net earnings per share	9,122,688	13,155,910	20,459,736

Details of anti-dilutive potential securities outstanding not included in diluted EPS calculations at September 30 are as follows:

Anti-dilutive potential securities	2008	2007	2006

Common shares potentially issuable:
- pursuant to warrants	5,526,317	5,526,317	5,526,317
- under stock options	225,000	245,000	263,550

	5,751,317	5,771,317	5,789,867

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
14. Income taxes
Income tax expense (recovery) for the years ended September 30, 2008, 2007 and 2006 consists of:

	2008	2007	2006

Current (recovery)	$(25,780)	$—	$(1,026,696)
Future	3,714,944	(43,773)	906,303

	$3,689,164	$(43,773)	$(120,393)

The income tax expense (recovery) attributable to (loss) income differs from the amounts computed by applying the Canadian statutory rates of 34.15% (2007 – 36.12%; 2006 – 36.12%) to the (loss) earnings before income taxes and discontinued operations as a result of the following:

	2008		2007		2006

Income tax (recovery) expense at statutory rates	$(2,209,157)	(34.2%)	$938,192	36.1%	$(1,991,086)	(36.1%)

Increase (decrease) in income taxes resulting from:

Expenses (revenue) deducted (included) in the accounts that have no corresponding deduction (inclusion) for income taxes	(92,814)	(1.4%)	28,404	1.1%	127,012	2.3%

Change in valuation allowance	5,618,446	86.8%	(1,429,871)	(55.1%)	1,820,581	33.0%

Adjustment to future tax for substantively enacted changes in tax laws and rates	74,393	1.2%	705,939	27.2%	—	—

Other	298,296	4.6%	(286,437)	(11.0%)	(76,900)	(1.4%)

	$3,689,164	57.0%	$(43,773)	(1.7%)	$(120,393)	(2.2%)

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
14. Income taxes (continued)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2008 and 2007 are presented below:

	2008	2007

Future tax assets:
Property, plant and equipment	$1,094,932	$1,023,527
Share issuance costs	—	404,945
Non-capital losses expiring by 2028	8,273,890	6,023,230
Other	1,325	14,943

	9,370,147	7,466,645

Less valuation allowance	8,381,921	2,763,475

Total net future tax assets	988,226	4,703,170

Less current portion	650,791	1,133,258

	$337,435	$3,569,912

At September 30, 2008, the Company has non-capital losses of approximately $25,100,000 available to reduce future years’ taxable income, which expire as follows:

2009	$3,300,000
2010	4,900,000
2014	2,800,000
2015	1,600,000
2026	1,800,000
2027	1,400,000
2028	9,300,000

$25,100,000

The Company has realized net capital losses of approximately $2,848,000 available for carry forward to be applied against future taxable gains for Canadian tax purposes. The losses are available for carry forward indefinitely.
No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
15. Restructuring costs
In response to a number of economic uncertainties, competitive challenges and business risks that impacted client spending commitments of its operating subsidiaries, in November 2005, the Company announced that its Board of Directors had approved the immediate implementation of a restructuring plan. The restructuring involved the downsizing of its subsidiaries workforce, and writing off redundant capital assets. Accordingly, the Company recorded restructuring costs of $642,897 in fiscal 2006 arising from termination costs related to 44 employees.
16. Commitments and contingencies
The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next three years to expiry as follows:

2009	$770,000
2010	318,000
2011	2,000

$1,090,000

Rent expense under operating leases for the year ended September 30, 2008 amounted to $801,291 (2007 - $754,926; 2006 - $663,013).
17. Management of capital
The Company includes the following in its definition of capital:

	2008	2007

Bank indebtedness	$—	$1,975,000
Long-term debt	69,599	157,477
Shareholders’ equity comprised of Share capital	9,370,741	10,516,344
Contributed surplus	22,445,601	24,216,052
Warrants	6,542,456	6,542,456
Stock based compensation	864,533	864,533
(Deficit) Retained earnings	(7,064,010)	3,094,135

	$32,228,920	$47,365,997

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
17. Management of capital (continued)
The Company’s objectives when managing capital are:
(a) to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
(b) to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;
(c) to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and
(d) to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:
(a) realizing proceeds from the disposition of its investments;
(b) utilizing leverage in the form of third party debt and the Company’s bank credit line (bank indebtedness);
(c) raising capital through equity financings; and
(d) purchasing the Company’s own shares for cancellation pursuant to its normal course issuer bid.
The Company is not subject to any capital requirements imposed by a regulator. There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company expects that its current capital resources will be sufficient to discharge its liabilities as at September 30, 2008.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
18. Financial instruments
The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.
(i) Liquidity risk
Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.
The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created. Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.
(ii) Market risk:
Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
18. Financial instruments (continued)
The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the year ended September 30, 2008 from a change in the closing price of the Company’s investments with all other variables held constant as at September 30, 2008:

	Change in net after-tax	Change in net after-tax
Percentage change in	income (loss) from %	income (loss) from %
closing price	increase in closing price	decrease in closing price

2%	$135,111	$(135,111)
4%	270,222	(270,222)
6%	405,333	(405,333)
8%	540,443	(540,443)
10%	675,554	(675,554)

(iii) Currency risk:
The Company is subject to currency risk through its activities in the United States and overseas. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks. At September 30, 2008, the Company had outstanding foreign exchange contracts to purchase 500,000 US dollars at 1.0641 expiring November 2008 and 5,000,000 Euros at an average rate of 1.5090 expiring between October and December 2008. The Company also had an outstanding contract to sell 1,000,000 Euros at 1.4920, expiring September 30, 2009. The net liability of $83,650 arising from these contracts has been included in accounts payable and accrued liabilities. The gains and losses from these contracts have been included in general and administrative expenses.
The following assets and liabilities were denominated in foreign currencies at September 30, 2008 (US dollar 1.0642, UAE Dirham 0.2886, British Pound 1.8920, Euro dollar 1.4923):

	2008	2007

Denominated in U.S. dollars

Cash	$951,929	$900,324
Investments held for trading	1,486,504	678,304
Accounts receivable	2,052,966	2,552,631
Accounts payable	(136,945)	(18,705)

Net assets denominated in U.S. dollars	$4,354,454	$4,112,554

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
18. Financial instruments (continued)

	2008	2007

Denominated in U.A.E dirham

Cash	$41,338	$—
Accounts receivable	2,723,905	—
Accounts payable	(872,975)	—

Net assets denominated in U.A.E dirham	$1,892,268	$—

Denominated in British pounds

Accounts receivable	$143,254	$81,442
Accounts payable	(104,493)	—

Net assets denominated in British pounds	$38,761	$81,442

Denominated in Euro dollars

Accounts payable	$(83,600)	$—

Net assets denominated in Euro dollars	$(83,600)	$—

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the year ended September 30, 2008 from a change in all foreign currencies (U.S. dollars, U.A.E. dirham, British pounds and Euro dollars) with all other variables held constant as at September 30, 2008:

	Change in net after-tax	Change in net after-tax
Percentage change in	income (loss) from %	income (loss) from %
foreign currencies	increase in foreign currency	decrease in foreign currency

2%	$234,453	$(234,453)
4%	468,905	(468,905)
6%	703,358	(703,358)
8%	937,811	(937,811)
10%	1,172,263	(1,172,263)

(iv) Credit risk:
The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2008, one customer represented 32% of accounts receivable (2007 - one customer represented 19% of accounts receivable).

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
18. Financial instruments (continued)
At September 30, 2008, the composition of trade receivables was as follows:

	2008	2007

Current	$2,580,171	$2,444,451
Past due 1-30	1,338,149	624,885
Past due 31-90	1,747,837	44,223
More than 90 days past due	533,569	449,887

Total trade receivables	$6,199,726	$3,563,446

The Company records an allowance for doubtful accounts when the likely recovery is less than the outstanding amount. There are several amounts due from customers which are more than 90 days overdue but are not included in the allowance. These amounts are not allowed for as they are balances with large customers for which the Company has transacted business for many years. The relationships with these customers are such that management is confident that the full amount will ultimately be collected.
At September 30, 2008, the Company’s allowance for doubtful accounts was as follows:

	2008	2007

Opening balance	$88,034	$78,111
Additions	73,225	53,091
Write-offs	(24,682)	(43,168)

Ending balance	$136,577	$88,034

The Company’s loans receivable are secured by both a general security agreement on the assets in the investee company as well as collateralized by the underlying shares.
Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from advances to investee companies.
(v) Interest rate risk:
Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. All of the Company’s interest bearing investments are at fixed rates, hence there is no exposure to interest rate

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
18. Financial instruments (continued)
fluctuations while investments are held. As at September 30, 2008, the Company had no liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.
19. Segmented information
As of October 1, 2006, the Company changed its corporate structure to include a focus on its Merchant Banking operations. In prior periods, the Company had only one operating segment. Accordingly, the Company amended its segmented disclosures in fiscal 2007 and restated comparative figures to conform to the current presentation.
Summary of financial information concerning the Company’s operating segments is shown in the following tables:
(a) Summary of operating results:

			For the year ended
			September 30, 2008
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$15,514,533	$(4,254,666)	$—	$11,259,867

Operating expenses:
Salaries and benefits	10,975,740	848,433	991,718	12,815,891
General and administrative	1,737,792	550,442	1,293,487	3,581,721
Occupancy costs	844,763	75,380	(359,386)	560,757

Depreciation	391,717	11,572	333,843	737,132

Interest (income) expense	(10,759)	—	44,106	33,347

Earnings (loss) before income taxes	1,575,280	(5,740,493)	(2,303,768)	(6,468,981)

Income tax expense				3,689,164

Net loss				$(10,158,145)

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
19. Segmented information (continued)

			For the year ended
			September 30, 2007
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$12,402,688	$5,148,437	$—	$17,551,125

Operating expenses:
Salaries and benefits	8,031,440	1,464,649	1,823,038	11,319,127
General and administrative	1,429,480	341,255	864,270	2,635,005
Occupancy costs	769,046	75,425	(303,709)	540,762

Depreciation	392,865	14,580	340,890	748,335

Investment earnings	—	—	(386,404)	(386,404)

Interest expense and financing	18,156	—	78,712	96,868

Earnings (loss) before income taxes and discontinued operations	1,761,701	3,252,528	(2,416,797)	2,597,432

Income tax recovery				(43,773)

Earnings from continuing operations				2,641,205

Earnings from discontinued operations, net of income taxes				375,514

Net earnings				$3,016,719

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
19. Segmented information (continued)

			For the year ended
			September 30, 2006
	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$9,671,504	$—	$—	$9,671,504

Operating expenses:
Salaries and benefits	8,159,158	—	2,515,226	10,674,384
General and administrative	1,599,103	—	1,430,492	3,029,595
Occupancy costs	1,186,576	—	(157,191)	1,029,385

Depreciation	451,303	—	348,658	799,961

Investment earnings	—	—	(1,016,632)	(1,016,632)

Interest expense and financing	17,377	—	6,956	24,333

Loss before restructuring expense, income taxes and discontinued operations	(1,742,013)	—	(3,127,509)	(4,869,522)

Restructuring expense	558,517	—	84,380	642,897

Loss before income taxes and discontinued operations	(2,300,530)	—	(3,211,889)	(5,512,419)

Income tax recovery				(120,393)

Loss from continuing operations				(5,392,026)

Earnings from discontinued operations, net of income taxes				7,528,212

Net earnings				$2,136,186

All of the goodwill on the Company’s balance sheet is related to the Consumer and Retail branding segment.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
19. Segmented information (continued)
(b) Summary of total assets

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

September 30, 2008	$14,252,978	$21,476,157	$752,909	$36,482,044

September 30, 2007	$11,411,256	$34,948,296	$4,432,762	$50,792,314

(c) Net revenue by type of service

	2008	2007	2006

Net revenue:
Consumer and retail branding	$15,514,533	$12,402,688	$9,671,504
Merchant banking	(4,254,666)	5,148,437	—

	$11,259,867	$17,551,125	$9,671,504

(d) Net revenue by customer location

	2008	2007	2006

Net revenue:
USA/South America	$6,395,333	$6,410,926	$3,534,355
Middle East/Asia	3,789,765	1,917,977	1,146,035
Canada	1,074,769	9,222,222	4,991,114

	$11,259,867	$17,551,125	$9,671,504

(e) Net revenue from major customers
In fiscal 2008, there were five customers who individually represented more than 10% of the Company’s net revenue. Total net revenue from these customers was approximately $8,836,000 (2007 – one customer $1,847,000, 2006 – one customer $1,422,000).
20. Subsequent events
On October 2, 2008, the Company transferred approximately $7,544,000 to Monaco in order to capitalize its newly created foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“ECGM”). On November 25, 2008, the formation of the company was officially approved by the Monaco authorities and ECGM was incorporated. The mandate for ECGM will be mainly to attract new investment opportunities and promote the services of the Company in the European market.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
21. Discontinued operations
Through its wholly owned subsidiary ECG Holdings (UK) Limited the Company provided brand strategy, package design, brand management, pre-press, film services in UK and Europe. During fiscal 2006, Envoy’s management decided to sell ECG (UK) in order to re-deploy the capital in its Merchant Banking business.
Effective September 15, 2006, Envoy completed the sale of shares of its wholly owned subsidiary, ECG (UK) and related business and all the assets of Watt Gilchrist Limited and Parker Williams Design Limited. The sale price was $27,000,000 paid in cash. Pursuant to the terms and conditions of sale purchase agreement $2,700,000 was held in escrow to secure potential fourth party claims. In January, 2008, the Company received $2,834,568, representing the withheld amount plus accrued interest.
ECG Holdings (UK) Limited and related companies

Fiscal year:	2008	2007	2006

Net revenue	$—	$—	$21,432,172

Operating expenses	—	—	17,460,973
Interest income	—	—	(60,327)
Depreciation	—	—	1,294,822
Income tax expense	—	—	582,122

Earnings from discontinued operations (excluding gain on sale)	—	—	2,154,582

Minority interest	—	—	347,599

Gain on sale of discontinued operations	—	375,514	5,721,229

Earnings from discontinued operations	$—	$375,514	$7,528,212

22. Reconciliation to United States generally accepted accounting principles
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2008, 2007 and 2006 required to conform to US GAAP.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
22. Reconciliation to United States generally accepted accounting principles (continued)

	2008	2007	2006

Net (loss) earnings based on Canadian GAAP	$(10,158,145)	$3,016,719	$2,136,186
Cash held in escrow (a)	2,803,549	(103,549)	(2,700,000)
Capitalized incorporation costs (f)	66,339	(66,339)	—
Income recognized on reclassification of investments (g)	—	77,416	—
Gains on privately-held securities (g)	—	(1,147,500)	—
Fair value adjustment on restricted securities (g)	1,619,615	—	—

Net (loss) earnings based on U.S. GAAP	$(5,668,642)	$1,776,747	$(563,814)

	2008	2007	2006

Net (loss) earnings from continuing operations	$(8,472,191)	$1,401,233	$(5,392,026)
Net earnings from discontinued operations (Note 21)	$2,803,549	$375,514	$4,828,212

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2008	2007	2006

Net (loss) earnings per share:
Basic	$(0.62)	0.14	(0.03)
Diluted	(0.62)	0.14	(0.03)

Net (loss) earnings per share from continuing operations:
Basic	$(0.93)	0.11	(0.27)
Diluted	(0.93)	0.11	(0.27)

Net earnings per share from discontinued operations:
Basic	$0.31	0.03	0.24
Diluted	0.31	0.03	0.24
The calculation of diluted (loss) earnings per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since the Company experienced a loss in fiscal 2008 and fiscal 2006 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
22. Reconciliation to United States generally accepted accounting principles (continued)
The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2008	2007

Total assets based on Canadian GAAP	$36,482,044	$50,792,314
Cash held in escrow (a)	—	(2,803,549)
Capitalized incorporation costs (f)	—	(66,339)
Investments held for trading (g)	—	(1,147,500)
Fair value adjustment on restricted securities (g)	472,115	—

Total assets based on U.S. GAAP	$36,954,159	$46,774,926

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2008	2007

Shareholders’ equity based on Canadian GAAP	$32,159,321	$45,157,001
Cash held in escrow (a)	—	(2,803,549)
Capitalized incorporation costs (f)	—	(66,339)
Gains on privately-held securities (g)	—	(1,147,500)
Fair value adjustment on restricted securities (g)	472,115	—

Shareholders’ equity based on U.S. GAAP	$32,631,436	$41,139,613

Summary of accounting policy differences:
The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:
(a) Cash held in escrow:
Cash held in escrow represents funds which were held in common trust with the purchaser of the UK operations, as per the terms of the purchase and sale agreement. The amount was held in joint trust as security for indemnities provided to the purchaser at closing and was released on the first anniversary date of the transaction, including accrued interest. Canadian GAAP allowed the recognition of this amount in determining the gain on sale. Under US GAAP these funds could not be recognized until they were released from escrow. As described in Note 21 during January, 2008 the Company received the cash previously held in escrow and as a result the amount was recognized in US GAAP income.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
22. Reconciliation to United States generally accepted accounting principles (continued)
(b) Comprehensive income:
The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2008	2007	2006

Net (loss) earnings for the year in accordance with U.S. GAAP	$(5,668,642)	$1,776,747	$(563,814)

Unrealized gain (loss) on available for sale securities arising during the year	—	—	242,378

Less: reclassification adjustment for gains realized in net income	—	(242,378)	5,859

Change in cumulative translation adjustment account	76,519	(25,514)	2,101,995

	$(5,592,123)	$1,508,855	$1,786,418

(c) Reduction of capital:
In 2007, the share capital of the Company was reduced by $40,266,401 pursuant to a special resolution of its shareholders and was applied against the deficit. Also, in 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. These reductions in capital are not permitted under U.S. GAAP. While the adjustments have no impact on shareholders’ equity, under U.S. GAAP, share capital and deficit would be increased by $50,153,362 as at September 30, 2008 and 2007.
(d) Revenue:
Under U.S. GAAP net investment gains and interest and dividend income would be included as investment earnings in the consolidated statement of operations.
(e) Restructuring charges:
Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
22. Reconciliation to United States generally accepted accounting principles (continued)
(f) Capitalized incorporation costs:
Certain costs relating to the establishment of an office in Dubai, UAE were capitalized for Canadian GAAP purposes in fiscal 2007 and expensed in fiscal 2008. These costs were not permitted to be capitalized under US GAAP.
(g) Investments:
As at September 30, 2008, the Company has categorized certain investments as held-for trading for Canadian GAAP purposes which requires that these investments be accounted for at fair value with changes in fair value through the Statement of Operations. For US GAAP purposes the Company accounts for these investments in accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities, with the exception of two securities:
During fiscal 2008, a private entity in which the Company held an investment completed its Initial Public Offering and a second investment in a Capital Pool Company completed its qualifying transaction. As a result of these transactions the Company’s shares in these entities had escrow restrictions imposed by the exchange on which the shares are listed. Under Canadian GAAP the Company recorded these shares at fair value which was determined using valuation techniques to reflect the restriction on these securities. Under US GAAP, those shares which will be released from escrow in less than twelve months are recorded at the quoted market price at September 30, 2008 and those shares which will be released from escrow in greater than twelve months are recorded at cost. The result was a combined US GAAP net income difference totaling $1,619,615 and a difference in total assets at September 30, 2008 of $472,115.
As of September 30, 2007, the Company categorized certain investments as held-for-trading and accordingly, recorded at market value for Canadian GAAP. As a result, the Company recognized a fair value adjustment of $1,147,500 based on an increase in fair value of privately-held equity securities. Under U.S. GAAP, these investments would be accounted for at cost and therefore no fair value adjustment would be recognized. As a result of these differences, investments held for trading would have been $1,147,500 lower than the amount reported in our audited financial statements at September 30, 2007. Also in fiscal 2007 certain of the Company’s investments which had been categorized as available-for-sale were disposed of resulting in the realization of gains in the amount of $242,378 which were reversed from comprehensive income and recorded in net income. The impact of the reversal on net income for fiscal 2007 was $77,416, net of associated payroll expenses of $121,189 and tax expense of $43,773.

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
22. Reconciliation to United States generally accepted accounting principles (continued)
As of September 30, 2006, all of the Company’s investments were classified as available-for-sale. In fiscal 2006, unrealized gains and losses on these investments were included in other comprehensive income, as a separate component of shareholders’ equity.
(h) Consolidated statements of cash flows:
Under U.S. GAAP, the escrow funds received as proceeds on the sale of its subsidiary would be included as part of discontinued operations. Under Canadian GAAP, these cash flows were included as net cash from investing activities. Under U.S. GAAP, net cash from investing activities in fiscal 2008 would be lower by $2,803,549 and net change in cash from discontinued operations would be higher by the same amount.
Also, under Canadian GAAP, proceeds from the sale of investments used to fund the substantial issuer bid in fiscal 2007 were included as cash flows from investing activities in the Consolidated Statements of Cash Flows. Under U.S. GAAP, these cash flows would be included as net cash provided by operating activities. Under U.S. GAAP, net cash provided by operating activities in fiscal 2007 would be higher by $29,389,900 and net cash provided by investing activities would be lower by the same amount.
(i) Accounting for Uncertainty in Income Taxes – an interpretation of FAS Statement No. 109 (‘FIN 48”)
FASB issued an interpretation under FIN 48, effective for fiscal years beginning after December 15, 2006, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the Company’s tax returns. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has assessed the Company’s tax positions with respect to FIN 48 and has determined that it is more likely than not that all tax positions taken will be sustained upon examination based on the technical merits of the positions.
(j) Recent accounting pronouncements:
Fair Value Measurements (“SFAS 157”)
FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This Standard applies under other accounting pronouncements where fair value is the

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Notes to Consolidated Financial Statements
For the years ended September 30, 2008, 2007 and 2006
22. Reconciliation to United States generally accepted accounting principles (continued)
relevant measurement attribute and as a result does not require any new fair value measurements. The Standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this Standard but believes that the impact will not be significant.
Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related financial assets and financial liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this Standard but believes that the impact will not be significant.
FIN 141(R), Business Combinations and FAS 160, Noncontrolling Interests in Consolidated Financial Statements
These Statements are effective for fiscal years beginning after December 15, 2008. FIN 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. The impact of adopting these Standards is not expected to be material.
FAS 161, Disclosures about Derivative Instruments and Hedging Activities.
This standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early adoption encouraged. The impact of adopting this Standard is not expected to be material.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman	60 Columbia Way, Suite 400
	and Chief Executive Officer	Markham, Canada L3R 0C9
Telephone: (416) 593-1212
Facsimile: (416) 593-4434	J. Joseph Leeder
Chief Financial Officer and Vice
President Mergers and Acquisitions
BANKERS
DIRECTORS	John H. Bailey	RBC Royal Bank
John H. Bailey	Executive Vice President	200 Bay Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 2J5
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL (CANADIAN)
President	David Parkes (Chair)	Blake, Cassels & Graydon LLP
David Parkes and Associates Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9
Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)
Chief Executive Officer	David I. Hull (Chair)	Skadden, Arps, Slate, Meagher &
Envoy Capital Group Inc.	Hugh Aird	Flom LLP
	David Parkes	PO Box 258, Suite 1750
David I. Hull		Toronto, Canada M5K 1J5
President	NOMINATING AND CORPORATE
Hull Life Insurance Agencies Inc.	GOVERNANCE COMMITTEE
	David I. Hull (Chair)	INVESTOR RELATIONS
Hugh Aird (Lead Director)	Hugh Aird	E-mail: info@envoy.to
Vice-Chairman North America	David Parkes
Edelman		Additional information is
	TRANSFER AGENT	available on our
	Computershare Trust	Web site at www.envoy.to
Company of Canada
	100 University Avenue, 9th Floor	STOCK TRADING INFORMATION
	Toronto, Canada M5J 2Y1	Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI